N E W S   R E L E A S E

TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta – January 27, 2011 – Talisman Energy Inc. has scheduled a telephone conference call for investors, analysts and media on Wednesday, February 16, 2011 at 11:00 a.m. MST (1:00 p.m. EST) to discuss Talisman’s 2010 year end results. Participants will include John A. Manzoni, President and Chief Executive Officer and members of senior management. Talisman expects to release its year end results the morning of February 16 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 a.m. MST (12:50 p.m. EST), 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-888-231-8191 (North America) or
1-647-427-7450 (Local Toronto & International)

A replay of the conference call will be available at approximately 2:30 p.m. MST on Wednesday, February 16 until 11:59 p.m. Wednesday, February 23, 2011. If you wish to access this replay, please call:

1-800-642-1687 (North America) passcode 30116168 or
1-416-849-0833 (Local Toronto & International) passcode 30116168

Live Internet Audio Broadcast

The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to: http://event.on24.com/r.htm?e=277601&s=1&k=500DA526DB3C791F4582434A8241CC8F

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:
Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:

David Mann, Vice-President, Corporate                                                                   Christopher J. LeGallais
& Investor Communications                                                                                       Vice-President, Investor Relations
Phone:   403-237-1196 Fax:  403-237-1210                                                                  Phone:   403-237-1957 Fax: 403-237-1210
Email:           tlm@talisman-energy.com                                                                     Email: tlm@talisman-energy.com

02-11